                                                                     EXHIBIT 4

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE FOLLOWING ANALYSIS EXPLAINS THE VARIATIONS IN THE COMPANY'S RESULTS OF OPERATIONS, FINANCIAL CONDITION AND CASH FLOW. THIS DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE INFORMATION CONTAINED IN AETERNA LABORATORIES INC.'S CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES FOR THE YEARS ENDED ON DECEMBER 31, 2002, 2001 AND 2000. ALL FIGURES ARE IN CANADIAN DOLLARS.

OVERVIEW

AEterna and its subsidiaries operate in three distinct segments. The biopharmaceutical segment is dedicated to the development of new therapeutic approaches to the treatment of several illnesses, mainly in cancer and endocrinology. The cosmetics and nutritional segment is dedicated to the development, manufacturing and marketing of cosmetic, nutritional and nutraceutical products. Finally, the third segment is specialized in value-added services in supporting innovation, importing and distributing raw materials and high-end brand-name activities. All of these segments are headquartered in Quebec City, Canada, and are performed on an international basis through our subsidiaries based in Quebec City, Canada, Frankfurt, Germany, Paris, France and Fairfield, New Jersey, U.S.A.

As part of our growth strategy, we acquired, on December 30, 2002, all of the outstanding shares of Zentaris AG, a biopharmaceutical company based in Frankfurt, Germany, which develops and manufactures innovative therapeutics in oncology, endocrinology and anti-infectives.

With this acquisition, we now benefit from a deeper pipeline, thus adding value for our shareholders. First, in oncology, our new combined product pipeline encompasses six clinical stage products, including Neovastat, our lead compound in Phase III, and two preclinical stage products. Secondly, in endocrinology, one product, Cetrotide(R), is already approved and marketed for IN VITRO fertilization and is close to receiving market approval for Japan in 2003. Another product is currently in clinical stage and two are at preclinical stage. Thirdly, in anti-infectives, one product is already approved and at clinical stage for another indication. Finally, we now benefit from an important library of more than 100,000 compounds, which will be useful in identifying and developing future products.

More than ten strategic pharmaceutical partners have signed licensing agreements in order to optimize development and commercialization of existing and future products from our comprehensive product pipeline.

Atrium Biotechnologies Inc. has also acquired ADF Chimie S.A., on May 1, 2002, which is located in Poitiers, France. ADF is a distributor of active and specialty ingredients for

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the French cosmetics industry. This transaction
follows the successful acquisition of Unipex Finance S.A., which was concluded in July 2001.

Atrium also benefits from an important international network of major players to market its codeveloped and manufactured products.

We intend to pursue our acquisition program in all three segments.


SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared according to generally accepted accounting principles in Canada. Furthermore, we are required to reconcile these financial statements to take into account the important differences with generally accepted accounting principles in the United States, as indicated in Note 20 of the financial statements for the year ended December 31, 2002. These accounting principles require that management make estimates that could have an impact on assets and liabilities in the financial statements. The significant accounting policies which the Company believes are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

BASIS OF CONSOLIDATION

The consolidated financial statements of AEterna Laboratories Inc. include the accounts of the Company and all of its subsidiaries, accounted for using the full consolidation method. Intercompany transactions and related balances have been eliminated. The subsidiaries and the Company's percentage of interest are as follows:


                                                                           PERCENTAGE OF INTEREST
                                                                 --------------------------------------------
                                                                 --------------------------------------------
                                                                               2002                     2001
                                                                 -------------------     --------------------
                                                                 -------------------
                                                                                  %                        %
SUBSIDIARIES

AEterna GmbH                                                                  100.00                        -
       Zentaris AG                                                           100.00                        -
Atrium Biotechnologies Inc. ("Atrium")                                        61.76                    63.64
       Atrium Biotech U.S.A                                                  100.00                   100.00
       Unipex Finance S.A.                                                    70.28                    70.20



REVENUE RECOGNITION AND DEFERRED INCOME

In our biopharmaceutical segment, in which there are existing agreements with strategic partners, revenues will be increasing in 2003. The existing cooperation and royalty agreements usually provide for upfront, codevelopment and milestone payments, as well as royalties on sales.

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Payments received at the beginning of research cooperation agreements (upfront payments) are not recorded as revenue when received but are amortized based on the progress of the research and development work concerned. Milestone payments are recognized when appropriate development results are achieved and agreed by the customer. Royalty receipts for marketing products are only to be paid by commercial partners when product revenues are actually achieved and are accordingly first recorded as revenues by the company at such time.

RESEARCH AND DEVELOPMENT COSTS

All research and development costs, which do not meet generally accepted criteria for deferral, are expensed as incurred. Development costs, which meet generally accepted criteria for deferral, are capitalized and amortized against earnings over the estimated period of benefit. To date, no costs have been deferred.

GOODWILL AND INTANGIBLE ASSETS

On January 1, 2002, we adopted the new recommendations and discontinued the amortization of goodwill accordingly. Prior to this date, goodwill was amortized on a straight-line basis over its expected useful life of fifteen and twenty years. Goodwill is tested annually for impairment in relation to the fair value of each reporting unit to which goodwill applies. An impairment charge is recorded for any goodwill that is considered impaired. Based on the impairment test performed as of December 31, 2002, we concluded that no goodwill impairment charge was required.

Intangible assets consist mainly of patents, trademarks, licenses, and distribution agreements. They are amortized on a straight-line basis over their estimated useful lives of three to fifteen years. Intangible assets with definite lives are reviewed for impairment when events or circumstances indicate that costs may not be recoverable. At year-end, there were no events or circumstances indicating that the carrying value may not be recoverable.

As part of the Zentaris' acquisition, the total cost will be allocated to the underlying net assets based on their respective estimated fair value. Therefore, we must identify and attribute values and estimate lives of the intangible assets acquired. While we may employ an expert to assist us with these matters, such determination involves considerable judgment, and often involves the use of significant estimates and assumptions, including those with respect to future cash flows and outflows, discount rates, and asset lives. These determinations will affect the amount of amortization expense recognized in future periods.




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RESULTS OF OPERATIONS BY SEGMENT

Biopharmaceutical Segment

We invite you to read this section in conjunction with the Segment Information (note 17) of our consolidated financial statements.

REVENUES

During the year, we received an amount of $315,000 representing the first revenues of this segment pursuant to our strategic alliances. Revenues from this sector will be higher in 2003, following the recent acquisition of Zentaris AG, which revenues have reached $31.7 million in 2002. These revenues will be composed of upfront and milestone payments, as well as royalties.

OPERATING EXPENSES

RESEARCH AND DEVELOPMENT (R&D) EXPENSES totalled $25.3 million in 2002 in comparison with $22.1 million in 2001 and $16.1 million in 2000. This increase of $3.2 million for 2002 is attributable to the two ongoing Phase III clinical trials for lung and kidney cancer. Moreover, during the year, we commenced preliminary work regarding the preparation of the new drug application with regulatory authorities. We expect a significant increase in R&D costs in the future, as a result of the acquisition of Zentaris AG in December 2002 whose R&D costs amounted to $26 million for that year.

R&D TAX CREDITS AND GRANTS amounted to $1.6 million in 2002 compared to $5.8 million in 2001 and $6.7 million in 2000. The decrease in 2002 is explained by the fact that, during 2001, the maximum limit for eligible expenses was reached for the oncology project within the Technology Partnerships Canada (TPC) program. No contribution was made by TPC during 2002, whereas the contributions amounted to $4.3 million for 2001 and $5.5 million for 2000. We believe that R&D tax credits and grants will be maintained during 2003 because of the level of continuing eligible expenses.

GENERAL AND ADMINISTRATIVE (G&A) EXPENSES increased by $1 million going from $6.5 million in 2001 to $7.5 million in 2002. In 2000, these expenses reached $6 million. A large portion of the increase for 2002 resulted from normal salary raises, and significant professional fees related to our acquisition program, which triggered several due diligences and consulting fees. In 2001, the increase of $0.6 million is mainly related to salaries and represents personnel recruitment for Communications, Investor Relations and Business Development departments. We expect a significant increase in G&A costs in the future as a result of the acquisition in December 2002 of Zentaris AG, which had G&A expenses amounting to $5.6 million.

DEPRECIATION AND AMORTIZATION amounted to $2 million in 2002 in comparison with $1.4 million for 2001 and 2000. The increase is mainly due to the amortization of capital assets as a result of major investments made in 2002, amounting to $5 million, for the scale-up of the production line in view of the commercialization of Neovastat. Furthermore, following the acquisition of Zentaris AG and the corresponding allocation of purchase price to intangible assets, we expect to increase significantly the amortization expenses for 2003.

INTEREST INCOME for 2002 remained the same as for 2001 amounting to $2.5 million, in comparison with $2.7 million in 2000. The private placement of April 2002, amounting to $57 million, enabled us to maintain the same level of short-term investments as in 2001.


COSMETICS AND NUTRITION SEGMENT
AND DISTRIBUTION SEGMENT

REVENUES

Revenues in these segments are derived from products intended for the cosmetics, pharmaceutical, nutritional and fine chemical markets. In 2002, revenues reached $100.9 million, which represents an increase of $57.1 million in comparison with the prior year. In 2001, the sales amounted to $43.8 million in comparison with $8.4 million in 2000. This increase results from the acquisition of the French company, Unipex Finance S.A.,whose revenues amounted to $87.9 million in 2002 compared to $32.6 million in 2001, as the acquisition took place on July 2, 2001. Should we have considered the sales of Unipex for a period of twelve months in 2001, we would have had an increase of 36% with revenues totalling $64.4 million in 2001. This increase is mainly related to the successful integration of Unipex's operations, the intensification and focus of our sales forces, as well as the good market conditions of that segment. Furthermore, revenues in the cosmetics and nutrition segment have increased by $2.0 million in 2002, whereas in the prior year, the increase was $3 million.


OPERATING EXPENSES

THE COST OF GOODS SOLD amounted to $77.4 million in 2002 compared to $30 million in 2001 and $1.1 million in 2000. These costs are directly proportional to sales to which they are related, and vary significantly according to the products sold since the acquisition of Unipex in July 2001, which operates in a market where profit margins are relatively lower. Margins obtained in 2002 should substantially reflect what we should expect in 2003.

SELLING AND ADMINISTRATIVE EXPENSES amounted to $10.2 million in comparison with $6.5 million in 2001 and $2.6 million in 2000. The increase of $3.7 million in 2002 results from the distribution segment amounting to $3.4 million, whereas the cosmetics and nutrition segment has realized an increase of $0.3 million. The increase of $3.4 million of the distribution segment is due to the fact that there were only six months of operations in 2001.

The increase of $3.9 million in 2001 is attributable to the acquisition of Unipex during 2001, for an amount of $2.5 million. An amount of $1.4 million is attributed to the growth in the sales teams of the cosmetics and nutrition segment, to higher marketing and travel expenses, as well as to the creation of a management team fully dedicated to Atrium. In 2003, we will continue our efforts in accordance with our growth strategy by investing in business development activities.

INTEREST INCOME amounted to $0.4 million in 2002 in comparison with $1.3 million in 2001 and $0.9 million in 2000. This decrease is due to an amount of $21 million of short-term investments used for the acquisition of Unipex in July 2001.

INTEREST EXPENSES are directly related to the existing long-term debt and other current operations of Unipex.

INCOME TAX EXPENSE amounted to $4.4 million in 2002 compared to an income tax recovery of $4.8 million recorded in 2001. This variation of $9.2 million is attributable to $7.4 million of income tax recovery related to future income tax assets recorded in 2001, and the balance of $1.8 million corresponds to income taxes related to increased earnings in 2002. This 2001 income tax recovery accrual was recorded, as it is more likely than not that Atrium will realize this future income tax asset.


CONSOLIDATED INFORMATION

NET LOSS for 2002 was $25.8 million or $0.67 per share in comparison with net losses of $3.5 million or $0.11 per share in 2001, and $9.7 million or $0.33 per share in 2000. This increase of $22.3 million is mainly due to an income tax recovery accrual and a gain on dilution in 2001, amounting to $18.9 million, while the balance of $3.4 million results principally from the increase of R&D investments net of related grants.


LIQUIDITY AND CAPITAL RESOURCES

The Company's liquidity consists of cash, cash equivalents and short-term investments. As at December 31, 2002, the liquidity amounted to $81.6 million in comparison with $54.1 million as of December 31, 2001. The working capital amounted to $44 million as at December 31, 2002, while it was at $61.5 million in 2001. A promissory note of $43 million, issued for the acquisition of Zentaris AG, was reimbursed in January 2003, which brought our liquidity to $38.5 million at the beginning of 2003.

OPERATING ACTIVITIES
The cash flow used in our operational activities amounted to $21.9 million in 2002 compared to $15.8 million in 2001 and to $6.2 million in 2000. This situation is primarily attributable to increased R&D expenses in the biopharmaceutical segment and to increases contained in the working capital accounts.

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FINANCING ACTIVITIES
The cash flow from financing activities amounted to nearly $100 million for 2002 and is explained by a private placement of $57 million concluded in April 2002, and a promissory note of $43 million issued for the acquisition of Zentaris AG in December 2002. For the years 2001 and 2000, cash flows from financing activities were essentially proceeds from AEterna's public financings, from shares issued in relation to the exercise of the Company's stock option and from shares issued by Atrium in 2000.

INVESTING ACTIVITIES
The cash flow used in investing activities (excluding change in short-term investments) amounted to $50.5 million in 2002. An amount of $45.3 million was used for acquisitions of companies, intangible assets and product lines, as well as for distribution agreements for the cosmetics and nutrition segment. Furthermore, an amount of $5.1 million represented capital investments mainly for the scale-up of the production line for Neovastat. In 2001, cash flows used in investing activities amounted to $14.4 million, from which an amount of $13.5 million was used to acquire Unipex while the purchase of long-term assets incurred a disbursement of $0.9 million. In 2000, cash flows used in investing activities amounted to $3.2 million, of which an amount of $2.1 million was used to purchase a product-line and $1.1 million was used to purchase long-term assets.

We have certain contractual obligations and commercial commitments. The following table indicates our cash requirements to respect these obligations:


                                                                Payments due by period
                                        -----------------------------------------------------------------------
                                        -----------------------------------------------------------------------
                                               Total         Less than 1 year    1-3 years       4-5 years
                                        -----------------------------------------------------------------------
                                        -----------------------------------------------------------------------

Long-term debt                                  12,372               3,202            7,499         1,671
Operating leases                                 5,820               2,928            2,092             -
                                        -----------------------------------------------------------------------

Total contractual cash obligations              18,192               6,130           10,391         1,671
                                        =======================================================================


OUTLOOK

In 2003, we expect to achieve an important step in the development of Neovastat with the Phase III results in the renal cell carcinoma study. Should these results demonstrate a significant increase in survival time and achieve established endpoints, we would be in a position to file a new drug application
(NDA) with health authorities.

Furthermore, we expect to finalize strategic alliances for the commercialization of Neovastat on a worldwide basis. Cetrotide(R) is pending approval in Japan, Cetrorelix is to obtain Phase II results and seek the beginning of a Phase III trial in endocrinology, and Miltefosine is to start commercialization in India. Globally, we expect to continue our acquisition program of technologies and/or companies in our three segments of operations.

Risk Factors

RISKS ASSOCIATED WITH OPERATIONS

We have identified the following risks and uncertainties associated with our operations, and have implemented a strategy aimed at managing them:

>> Our ability to complete the development program of Neovastat and to market this product successfully;

>> Our ability to ensure that Neovastat will acquire acceptance from doctors, patients, the medical community and health-care payment organizations;

>> Our ability to manufacture Neovastat in commercial quantities in accordance with regulatory requirements and at an acceptable cost;

>> Our ability to adequately protect intellectual property through the use of patents, commercial secrets, and other measures;

>> Our ability to forge and maintain strategic alliances to develop and market products in our current pipeline;

>>   Our ability to realize successful integration of acquired businesses.

CASH FLOW AND FINANCIAL RESOURCES

We believe that we would be able to obtain long-term capital, if necessary, to support our corporate objectives, including the clinical development program of Neovastat. However, it is impossible to guarantee the availability of additional financial resources or that these will be available under acceptable conditions.

We have not entered into any significant forward currency contracts or other financial derivatives to hedge foreign exchange risk and, therefore, we are subject to foreign currency transaction and translation gains and losses. Foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency.

Depending on the overall structure of current and future strategic alliances, we may have additional capital requirements related to the further development of existing or future products.

KEY PERSONNEL

Our success is also dependent upon our ability to attract and retain a highly qualified work force, and to establish and maintain close relations with research centres. Competition is very strong and AEterna's success will depend, to a great extent, on its senior executives, scientific staff and collaborators. The loss of key personnel could compromise the rhythm and success of product development.

ACQUISITION PROGRAM

We intend to continue to acquire new technologies and/or corporations. There is no assurance that the Company will make certain acquisitions or that it will succeed in integrating the newly-acquired technologies or corporations into its operations.

VOLATILITY OF SHARE PRICES

Share prices are subject to changes because of numerous different factors related to its activity including reports of new information, changes in the Company's financial situation, the sale of shares in the market, the Company's failure to obtain results in line with the expectations of analysts, an announcement by the Company or any of its competitors concerning technological innovation, etc. During the past few years, shares of AEterna, other biopharmaceutical companies and the investment market in general have been subjected to extreme fluctuations that were unrelated to the operational results of the companies affected. There is no guarantee that the market price of the Company's shares will be protected from any such fluctuations in the future.

SAFE HARBOUR STATEMENT

Except for historical data, this report contains statements that, by their very nature, are projections involving time periods, risks and other factors, known or unknown, which are beyond the Company's control.

Each of these factors may produce results or performances that differ significantly from expectations. For example, the results of current clinical trials cannot be foreseen, nor can changes in policy or actions taken by such regulatory authorities as the U.S. Food and Drug Administration and the Therapeutic Products Directorate of Health Canada, or any other organization responsible for enforcing regulations in the pharmaceutical industry.


On behalf of management,





Dennis Turpin, CA
Vice President and Chief Financial Officer